UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Spark I Acquisition Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001

(Title of Class of Securities)

G8316B 100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons SLG SPAC Fund LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 5,572,078 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,572,078 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,572,078 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.93% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Reflects 5,572,078 Class A ordinary shares (“Class A Shares”) issuable in respect of 5,572,078 Class B ordinary shares (“Class B Shares”), up to 3,435,065 of which are subject to forfeiture immediately prior to the closing of the Issuer’s initial business combination depending on the amount of the proceeds received under the forward purchase agreement as disclosed in the Issuer’s registration statement on Form S-1 initially filed with the Securities & Exchange Commission on July 7, 2023 or in the event of the Issuer’s winding up and subsequent dissolution.

(2)	Calculated based upon 10,000,000 Class A Shares outstanding as of November 13, 2023, as reported by the Issuer in its Form 10-Q filed on November 14, 2023, as increased by 6,422,078 Class A Shares issuable in respect of 6,422,078 Class B Shares.

Item 1(a).	Name of Issuer

Spark I Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o SLG SPAC Fund LLC

3790 El Camino Real, Unit #570

Palo Alto, CA 94306

Item 2(a).	Names of Persons Filing

This statement is filed by the SLG SPAC Fund LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

c/o SLG SPAC Fund LLC

3790 El Camino Real, Unit #570

Palo Alto, CA 94306

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001

Item 2(e).	CUSIP Number

G8316B 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person directly holds the reported securities and is managed by SparkLabs Group Management, LLC (“SparkLabs”) of which Bernard Moon is the managing member and SparkLabs may be deemed the beneficial owner of these shares. This Statement shall not be construed as an admission that the Reporting Person or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

SLG SPAC Fund LLC

By:	/s/ Bernard Moon
Name:	Bernard Moon
Title:	Authorized Signatory

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